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MICHAEL M. PIRI michael.piri@dechert.com +1 212 641 5674 Direct +1 212 698 3599 Fax

February 17, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Samantha A. Brutlag

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 156 under the Securities Act of 1933 and Amendment

No. 157 under the Investment Company Act of 1940 (“1940 Act”)

(File Nos. 033-17463; 811-05344) on Form N-1A

Dear Ms. Brutlag:

This letter responds to the comments you provided to Felicia Yip of Dechert LLP and me in a telephonic discussion on January 14, 2026, with respect to your review of Post-Effective Amendment No. 156 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 28, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of making certain material changes to the William Blair Global Leaders Fund (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Amendment.

Prospectus

Comment 1. Please revise the footnote to the Fund’s Annual Fund Operating Expenses table to reflect that the fee waiver will extend for at least one year from the effective date of the Fund’s registration statement on Form N-1A filed pursuant to Rule 485(b) (“Effective Date”) or remove the footnote.

Response 1. The Registrant has revised the disclosure to reflect that the fee waiver will extend for at least one year from the effective date of the registration statement.

February 17, 2026 Page 2

Comment 2. In the “Summary – Principal Investment Strategies” section of the Prospectus, the Staff notes that the Fund discloses investments in small capitalization companies as a principal investment strategy in accordance with Item 4 of Form N-1A (“Item 4”). The Staff also notes that the Fund deleted the “Smaller Company Risk” from the Fund’s Item 4 disclosure. If investing in small capitalization companies is part of the Fund’s principal investment strategies, please add the “Smaller Company Risk” to the “Summary – Principal Risks” section of the Fund’s Prospectus. If not, please revise the “Summary – Principal Investment Strategies” section to remove references to investing in small capitalization companies.

Response 2. The Registrant has included the “Smaller Company Risk” in the “Summary – Principal Risks” section of the Fund’s Prospectus in response to the Staff’s comment.

Comment 3. The “Summary – Principal Investment Strategies” disclosure states, “[t]he use of the term ‘global’ in the Fund’s name is meant to emphasize that the Adviser looks for investment opportunities on a worldwide basis and the investment strategy is not constrained by the countries or regions in which companies are located. The Fund’s investments are normally allocated among at least three different countries.”

Please redefine “global” in a manner that indicates significant investment outside of the United States.

Response 3. As indicated in the 2023 release adopting amendments to Rule 35d-1 under the 1940 Act, names that include the term “global” or “international,” without an additional term suggesting an investment focus, do not require an 80% investment policy under the rule. The SEC indicated that “[t]hese terms describe a fund’s approach to constructing a portfolio, but do not communicate the composition of the fund’s portfolio with any particularity (unlike, say, ‘Japan’ or ‘Europe’) and therefore on their own suggest no particular investment focus.” In the 2001 adopting release for Rule 35d-1, the SEC indicated that the terms “connote diversification among investments in a number of different countries throughout the world” and that the SEC “would expect…that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Registrant believes that the Fund’s investment policies are consistent with this guidance and meet investors’ expectations for a “global” strategy, such that the Fund’s name is not misleading. Given changes in the markets, broad-based indices widely used as measures of the global equity markets have increasingly become weighted to the U.S. over time. As such, the Registrant does not believe a specific test tied to U.S. vs. non-U.S. markets is appropriate in light of the global equity markets. Rather, the Registrant believes that a test tied to the number of countries in which the Fund invests is appropriate and consistent with many other funds. To further emphasize the Fund’s investment throughout the world, the Registrant will revise the above-referenced disclosure as follows:

The Fund’s investments are normally allocated among at least ~~three~~ five different countries.

February 17, 2026 Page 3

Comment 4. The “Summary – Principal Risks” section of the Fund’s Prospectus includes “Focus Risk.” If Focus Risk is a principal investment strategy of the Fund, please include relevant disclosure in the Fund’s principal investment strategies.

In addition, to the extent that the Adviser has identified particular industries, asset classes or sectors of the economy in which the Fund will focus its investments, disclose such industries, asset classes or sectors of the economy in the “Summary – Principal Investment Strategies” section of the Fund’s Prospectus and include corresponding risks in the “Summary – Principal Risks” section of the Fund’s Prospectus.

Response 4. The Registrant supplementally confirms that the Adviser has not identified particular industries, asset classes or sectors of the economy in which the Fund will focus its investments. Accordingly, the Registrant does not consider “Focus Risk” a principal investment strategy of the Fund and believes the Fund’s current Item 4 disclosure is appropriate.

Comment 5. Under the “Fund Performance History” section of the Prospectus, please disclose that the Fund intends to change or changed, as applicable, from a diversified fund to a non-diversified fund under the 1940 Act, the date of this change and that any performance information prior to the date of this change does not reflect the Fund’s current investment strategies.

Response 5. The Registrant respectfully submits that it is not aware of any requirement in Form N-1A that would require the requested disclosure, and the Registrant believes that the current disclosure adequately and clearly describes that the Fund’s past performance does not necessarily indicate how it will perform in the future.

Accordingly, the Registrant does not believe that the disclosure is necessary and respectfully declines to make the requested changes.

Comment 6. Please update the “Annual Total Returns” and “Average Annual Total Returns” sections of the Prospectus to include performance information for the calendar year 2025.

February 17, 2026 Page 4

Response 6. The Registrant has revised the Fund’s Prospectus in response to the Staff’s comment accordingly.

Comment 7. The “Investment Objective and Strategies” sub-section of the “Additional Information Regarding the Fund’s Investment Objective and Strategies” section of the Fund’s Prospectus states that the “[t]he Summary Section describes the Fund’s principal investment policies and strategies intended to achieve its investment objective. The investment types detailed in the Summary Section are further described in the Investment Glossary included in this Prospectus and in the Statement of Additional Information.”

The Staff notes that Item 9 of Form N-1A (“Item 9”) principal investment strategies disclosure should include additional disclosure describing how the Fund intends to achieve its investment objectives through its principal investment strategies and risks per Form N-1A, rather than referencing the Summary Section and Investment Glossary.

Response 7. The Registrant respectfully acknowledges the Staff’s comment and notes that the “Investment Objective and Strategies” sub-section of the “Additional Information Regarding the Fund’s Investment Objective and Strategies” section of the Fund’s Prospectus refers the reader to the Summary Section and Investment Glossary, which contains the information that is required in Item 9. Accordingly, the Registrant believes the disclosure, including the level of detail, is appropriate as drafted.

Comment 8. The Staff notes that there are certain additional risks included in the “Additional Information Regarding the Fund’s Investment Objective and Strategies – Principal Risks” section of the Prospectus that are not included in the “Summary – Principal Risks” section of the Prospectus.

Please revise the “Summary – Principal Risks” section to include appropriate disclosure if such additional risks are principal risks of the Fund. Please clarify the Item 9 disclosure to indicate whether such additional risks are principal risks or are not principal risks of the Fund.

Response 8. The Registrant believes that its Item 4 principal risks disclosure accurately summarizes the Fund’s principal risks, even though not every risk is specifically named in Item 4. As stated in the introduction to the Item 9 risk disclosure, “[t]he Fund’s principal risks are summarized in the Fund’s Summary Section. The following provides additional detail about certain of those risks and additional principal risks of the Fund.” Therefore, the Registrant believes that the Fund’s current risk disclosure is appropriate.

February 17, 2026 Page 5

Statement of Additional Information (“SAI”)

Comment 9. On the cover page of the SAI, please hyperlink the Fund’s unaudited financial statements for the six-month period ended June 30, 2025.

Response 9. The Registrant has revised the Fund’s SAI in response to the Staff’s comment accordingly.

Comment 10. Please update the SAI to reflect certain information as of and for the year ended December 31, 2025.

Response 10. The Registrant has revised the Fund’s SAI in response to the Staff’s comment accordingly.

Comment 11. On page 83 of the SAI, please hyperlink the Fund’s unaudited financial statements for the six-month period ended June 30, 2025.

Response 11. The Registrant has revised the Fund’s SAI in response to the Staff’s comment accordingly.

*   *   *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5674 if you wish to discuss this correspondence further.

Sincerely,
/s/ Michael M. Piri
Michael M. Piri

cc:	Daniel Carey, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie A. Capistron, Dechert LLP

Allison M. Fumai, Dechert LLP